ROPES & GRAY LLP 2099 PENNSYLVANIA AVENUE, NW WASHINGTON, DC 20006-6807 WWW.ROPESGRAY.COM

Nathan D. Briggs
December 21, 2016	T +1 202 626 3909
F +1 202 383 9308 nathan.briggs@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: Anu Dubey

Re:	DoubleLine Funds Trust (the “Trust”), with respect to DoubleLine Shiller Enhanced European CAPE® (the “Fund”), File Nos. 811-22378 and 333-164298

Dear Ms. Dubey:

This letter is being filed to respond to the comments received from you on December 20, 2016, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 52 to its registration statement. PEA No. 52 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on Form N-1A on September 2, 2016 to register Class I and Class N shares of the Fund, a new series of the Trust. A summary of the Staff’s comments and the Trust’s responses thereto, are set forth below.

Prospectus

1.	Comment: If a significant part of the Fund’s investment return is expected to come from swaps, please disclose the embedded cost of the swaps in a footnote to the “Annual Fund Operating Expenses” table and please disclose an estimated fee in basis points. Alternatively, explain supplementally in your response why it is not possible to quantify accurately such amount.

Response: The Fund respectfully declines to make any changes in response to this comment. The Fund has not yet launched and does not have any historical trading costs that would facilitate estimating with precision what the embedded costs of its swap investments might be over a significant period of time, as those costs are expected to change over time as market conditions change. After the completion of the Fund’s first fiscal period, the Fund intends to disclose in the Fund’s prospectus the historical trading costs the Fund has incurred in connection with its swap investments.

The Fund also refers the Staff to the significant disclosure the Fund’s prospectus includes regarding swap-related costs, which reads, in part, as follows:

The information presented in the table entitled “Annual Fund Operating Expenses” within the summary section of this Prospectus and the Fund’s Summary Prospectus is prescribed by the Securities and Exchange Commission. In accordance with those requirements, the table includes information regarding the Fund’s actual or estimated operating expenses, but it does not include certain investment-related expenses (other than any Acquired Fund Fees and Expenses shown). For example, investment-related expenses not shown in the table include brokerage commissions and undisclosed markups on principal transactions, which reduce the return on your investment in the Fund and may be significant. The table also does not include expenses incurred in connection with the Fund’s investments in total return swaps or certain other derivative instruments. In cases where the Fund enters into a swap transaction or certain other transactions based on an index, the transaction pricing will typically reflect, among other things, compensation to the counterparty for providing the investment exposure. The transaction pricing also may reflect charges by the Index sponsor for the use of the Index sponsor’s intellectual property and/or index data (“Intellectual Property”) in connection with the transaction. These investment-related costs may be significant and will cause the return on the Fund’s investment in a swap transaction or other transaction based on the Index to underperform the index. The terms of these transactions may change over time, potentially in response to market conditions, without notice to shareholders.

2.	Comment: Because the Fund’s name includes the term “European,” the Staff would expect that the Fund would adopt an 80% policy consistent with the requirements of Rule 35d-l(a)(3) under the Investment Company Act of 1940, as amended (the “1940 Act”). In addition, if such 80% policy is required, please disclose how the Fund determines if a company is a European issuer and which countries are considered to be European. Please clarify in the disclosure that derivatives will be valued based on market, rather than notional, value for purposes of the 80% test.

Response: The Fund respectfully submits that the Fund’s name is not intended to convey, nor should the Fund’s full name (DoubleLine Shiller Enhanced European CAPE®) be read to suggest, that the Fund focuses its investments in a particular geographic region. The Fund respectfully notes that the word “European” in the Fund’s name modifies the word “CAPE”, rather than any type of investment, such as “stocks” or “bonds.” Further, the Fund submits that use of other terms in the Fund’s name, such as “Enhanced”, conveys to a reader that the Fund may not simply focus its investments in a particular geographic region.

As explained prominently in the Fund’s principal investment strategies, the Fund will pursue two main strategies. First, the Fund will seek to obtain exposure to an index that incorporates Dr. Robert Shiller’s investment principles expressed through the Cyclically Adjusted Price Earnings ratio (the so-called “CAPE® Ratio”) and applies them to the sectors of the European economy. Second, the Fund will seek to “enhance” the Fund’s index-related return with the return earned on investments in a portfolio of fixed income investments. Accordingly, the Fund respectfully declines to adopt a policy under Rule 35d-1.

3.	Comment: Please clarify the extent to which the Fund expects to be economically levered as a percentage of its net assets (e.g., 200% levered or “twice” the value of the Fund’s net assets).

Response: The Fund has replaced the following disclosure

The Fund uses investment leverage in seeking to provide both the Index return and the return on a portfolio of debt securities; it is likely that the Fund will have simultaneous exposures both to the Index and to debt securities, in each case in an amount potentially up to the value of the Fund’s assets.

With the following:

The Fund expects to use investment leverage as part of its principal investment strategies. The Fund expects normally to invest an amount approximately equal to its net assets directly in a portfolio of debt securities while also maintaining notional exposure to the Index providing the Fund with economic exposure to the Index in an amount up to the value of the Fund’s net assets. As a result, the Fund’s total investment exposure (direct investments in debt securities plus notional exposure to the Index) will typically be equal to approximately 200% of the Fund’s net asset value. The actual notional amounts of derivatives used for this purpose may be greater than the desired amount of Index exposure, since in some cases it may be necessary to use additional derivatives to obtain the desired currency exposure.

* * * * *

We believe that this submission fully responds to your comments. Please feel free to call me at (202) 626-3909 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Nathan D. Briggs

Nathan D. Briggs

cc:	Mr. Ronald R. Redell

Timothy W. Diggins, Esq.

Jeremy C. Smith, Esq.